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UNITED STATES SECURITIES AND EXCHANCE COMMISSION WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT 1934.

Commission Flie number 1-12632

GRUPO CASA SABA, S.A.B DE C.V. (Exact name of registrant as specificed in its charter)
PASEO DE LA REFORMA 215, COL. LOMAS DE CHAPULTEPEC, MEXICO, D.F., C.P. 11000 (Address, including zip code, and telephone number, including area code, of registrants principal executive offices)
ORDINARY SHARES, WITHOUT PAR VALUE (Title of each class of securities cover by this Form)
NONE (Title of all other classes of securites for which a duty to file reports under section 13(a) or15(d) remains)
Please place an X in box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(i)
  X     Rule 15d-6
Rule 15d-6 Rule 15d-22(b)

Approximate number of holders of records as of the certification or notice date: 51

Pursuant to the requirements of the Securites Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 26 /Jan / 2016 By: Manuel Saba Ades, Director General del Grupo

Instruction: This form is required by Rules 12g-4, 12 h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securites Exchange Act of 1934. The registrant shall file with the Commission theree copues of Form 15, one of which shall be manually signed. It may be signed by an officer the registrant by counsel or by any other duly authorized person.

The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069(08-11)
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.